Exhibit 99.8

CONSENT OF ANTARES PROFESSIONAL CORPORATION

We hereby consent to the incorporation by reference of:

●	our report, dated May 1, 2023, on the consolidated financial statements of the Curaleaf Holdings, Inc. (the “Company”) and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, and the consolidated statements of profits and losses and other comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, (collectively the “Financial Statement Report”); and
●	our report, dated May 1, 2023, on the effectiveness of internal control over financial reporting of the Company as of December 31, 2021 (the “Controls Report” and together with the Financial Statement Report, the “Reports”)

into Registration Statements No. 333-250071 on Form S-8 and No. 333-269109 on Form F-10 of the Company and any amendments thereto, which such Reports have been included in Exhibit 99.2 of this Amendment No. 1 to Annual Report on Form 40-F of the Company for the year ended December 31, 2021 (the “Form 40-F”).

We further consent to filing of the Reports with, and the use of our name in reference to the Reports, in the Form 40-F and the above referenced registration statements.

Yours very truly,

/s/ PKF ANTARES PROFESSIONAL CORPORATION

Calgary, Alberta	PKF Antares Professional Corporation
May 1, 2023	Chartered Professional Accountants